SKANSKA File Number 82-34932

Skanska AB

Mail SE- 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

06015928

SUPPL

Six Month Report, January–June 2006

Group highlights

SEK M	Jan–Jun 2006	Jan–Jun 2005	Apr–Jun 2006	Apr–Jun 2005
Revenue	58,914	56,400	32,111	30,916
of which revenue from divestments of properties in Commercial Development	*2,543*	*3,128*	*1,937*	*1,614*
Operating income	2,567	2,408	1,957	1,365
of which gains from divestments of properties in Commercial Development	*1,205*	*1,226*	*996*	*746*
of which income from discontinued operations	*-*	*209*	*-*	*196*
Income after financial items	2,676	2,476	2,008	1,377
Profit for the period	2,006	1,833	1,512	1,020
Earnings per share for the period, SEK	4.77	4.37	3.59	2.43
Capital employed, SEK bn	22.7	22.9		
Equity, SEK bn	17.5	17.5		
Interest-bearing net receivables (+)/net debt (-), SEK bn	9.1	6.4		
Return on capital employed, % [1]	23.9	23.5		
Return on equity, % [1]	23.3	24.2		
Operating cash flow before change in interest-bearing assets and liabilities	-1,810	-1,304	-1,221	-840
Order bookings, SEK bn [2]	71.5	50.7	44.1	27.3
Order backlog, SEK bn [2]	138.0	126.2		

1 Rolling 12 months
2 Refers to Construction

January-June 2006 compared to January-June 2005

- Revenue amounted to SEK 58.9 billion (56.4). In Construction, revenue rose by 2 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 2,567 M (2,408).
- During the period, commercial properties with a value of SEK 2,543 M (3,128) were divested, with gains amounting to SEK 1,205 M (1,226).
- Income after financial items amounted to SEK 2,676 M (2,476).
- Profit for the period amounted to SEK 2,006 M (1,833). Earnings per share thus amounted to SEK 4.77 (4.37).
- Interest-bearing net receivables amounted to SEK 9,132 M (6,413).
- Order bookings rose by 41 percent and amounted to SEK 71.5 billion (50.7). In the second quarter, Skanska signed the contract for the British PPP hospital project Barts and The London, worth SEK 13.6 billion. Excluding this contract, order bookings rose by 14 percent. Adjusted for currency rate effects, order bookings rose by 36 percent.
- Order backlog totaled SEK 138.0 billion (126.2), equivalent to 14 (12) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 38 or cell phone +46 70-543 88 38
Anna Wenner, Press Officer, Skanska AB, telephone +46 8 753 88 99

This and previous press releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- Market conditions in our main markets remain favorable. Our initiatives to improve the margins in the Construction business stream are slowly taking hold and we are now a few steps closer to our "Outperform" targets for 2007. In Sweden and Norway particularly, we are seeing stable margins at good levels, but we also see improvements in Poland and the United Kingdom.
- U.S. civil construction operations are beginning to show better earnings as well and we see good prospects in order bookings for the second half of 2006 as well as 2007. Profitability for the California operation Yeager is developing according to plan and the commercial building operations in the U.S. have stabilized.
- Our Residential Development business stream is showing continued very good earnings. The market is still strong, with good demand for our residential units.
- The yield requirements of property investors have continued to fall in the markets where we operate, and our property divestments in Commercial Development have been made at prices averaging 25 percent above the market values that external experts assigned at year-end 2005.
- In Infrastructure Development we have, through our small divestments, been able to demonstrate the value creation in these projects. The divestments have also given increased confidence in the model used for market appraisal of the projects.

Market outlook

Commercial building construction

The outlook for office building construction is cautiously positive in Skanska's main markets and especially the Nordic markets. In these markets, retailing is still among the stronger sectors. In the U.S. market, the healthcare and educational sectors remain strong. Volatile material prices, especially for metal-based products, are having some restraining effect, especially in the U.S. market.

Civil construction

The trend in the Nordic as well as the Central European civil construction markets remains positive, with expectations of a strong 2007. The outlook for U.S. civil construction is positive especially in the New York region. Just as in building construction operations, volatile material prices have a potentially adverse impact.

Residential development

Residential construction remains at a high level in Finland, Norway and Denmark. In Sweden, residential construction is increasing. In the Czech Republic, the housing market is demonstrating good demand but due to increasing supply it is taking longer to conclude sales.

Commercial development

Vacancy rates in modern properties in the Scandinavian and Central European office markets are slowly declining. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations and with high occupancy rates. The yield requirements of property investors have continued to fall in all markets where Skanska carries out commercial development, leading to a very good market for divestments.

Infrastructure development

The volume of public-private partnership (PPP) projects in the U.K. is still large both in schools and in hospitals although a reduction is expected in the number of large hospital projects entering the market. In Skanska's other European markets, the supply of projects is more limited. The potential in the U.S. remains quite substantial, but timing and processes are difficult to determine.

Order bookings and backlog in Construction, SEK bn



150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

Order bookings rose by 41 percent during the first half and amounted to SEK 71.5 billion (50.7). Adjusted for currency rate effects, order bookings rose by 36 percent.

During the second quarter of 2006, financial close was reached for the Barts and The London PPP hospital project, which also enabled Skanska to sign a construction contract worth about SEK 13.6 billion. The construction assignment is Skanska's largest ever. Skanska also reached financial close on a school project in Bristol, U.K. The construction contract totals about SEK 1.6 billion. During the same quarter, Skanska UK also received an assignment to construct an office building at Paddington Station, London, a contract worth SEK 1 billion.

Skanska USA Civil secured a highway and bridge contract in Georgia worth the equivalent of about SEK 1.5 billion. In Brazil, Skanska received a contract to build a 186 kilometer (116 mile) long gas pipeline, and the contract value for Skanska is about SEK 800 M. Skanska USA Building signed a contract related to a school construction project in Michigan, with a total order value equivalent to about SEK 540 M. Skanska Sweden was awarded its third contract to renovate and expand the Skärholmen Centrum retail complex outside Stockholm. The design/build contract is worth about SEK 500 M.

Order backlog

Order backlog rose by 9 percent and amounted to SEK 138.0 billion (126.2) at the end of June. Adjusted for currency rate effects, order backlog rose by 13 percent. Order backlog was equivalent to about 14 (12) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005
Revenue				
Construction	54,606	51,236	29,184	28,468
Residential Development	3,473	2,931	1,834	1,502
Commercial Development	2,729	3,550	2,027	1,699
Infrastructure Development	105	8	81	2
Central and eliminations	-1,999	-1,742	-1,015	-953
Discontinued operations	-	417	-	198
Skanska Group	**58,914**	**56,400**	**32,111**	**30,916**
Operating income				
Construction	1,294	765	851	440
Residential Development	338	279	196	142
Commercial Development[1]	1,139	1,391	934	700
Infrastructure Development	10	-15	62	-6
Central	-222	-198	-119	-105
Eliminations[1]	8	-23	33	-2
Discontinued operations				
-earnings before interest and taxes	-	29	-	16
-gains from divestments	-	180	-	180
Operating income	**2,567**	**2,408**	**1,957**	**1,365**
Net interest	113	73	65	46
Change in fair value	-48	7	-41	-24
Other net financial items	44	-12	27	-10
Net financial items	**109**	**68**	**51**	**12**
Income after financial items	**2,676**	**2,476**	**2,008**	**1,377**
Taxes	-670	-643	-496	-357
Profit for the period	**2,006**	**1,833**	**1,512**	**1,020**
Attributable to				
Equity holders	1,998	1,828	1,504	1,018
Minority interest	8	5	8	2
Earnings per share for the period	4.77	4.37	3.59	2.43
1 Of which gains from divestments of commercial properties reported in Commercial Development	1,165	1,197	956	721
Eliminations	40	29	40	25

Revenue totaled SEK 58.9 billion (56.4). Adjusted for currency rate effects, revenue rose by 1 percent. Revenue of the Construction business stream rose by 2 percent in local currencies.

Operating income rose by 7 percent, amounting to SEK 2,567 M (2,408). Currency rate effects contributed positively to operating income in the amount of SEK 47 M. In the Construction business stream, operating income totaled SEK 1,294 M (765). The operating margin rose to 2.4 (1.5) percent, and improved margins were noted in a number of markets. Swedish and Norwegian operations exhibited very good continued earnings, but earnings improvements are also being made in such markets as Poland and the U.K. as well as in U.S. operations. In the U.K., operating income included approximately SEK 80 M relating to the financial close of Barts and The London hospital project. In Denmark, operating income deteriorated as an effect of additional project writedowns and warranty obligations totaling about SEK 50 M. The comparative period included nonrecurring expenses of SEK 360 M in the California operation within Skanska USA Civil.

Residential Development increased its operating income by 21 percent to SEK 338 M (279). The operating margin in the business stream meanwhile increased to 9.7 (9.5) percent. Operating income in the Commercial Development business stream totaled SEK 1,139 M (1,391). Gains from property divestments totaled SEK 1,165 M (1,197). As completed projects have been divested, the item "operating net" has declined. For ongoing projects that are divested, Skanska applies the percentage of completion principle of accounting. Included in gains from property divestments was SEK 88 M attributable to these projects. The operating income of the Infrastructure Development business stream rose to SEK 10 M (-15). Operating income included a positive effect of SEK 50 M on earnings attributable to the financial close for the Barts and The London hospital project. In the second quarter, Skanska also sold its nine percent holding in Bridgend Prison Parc in Wales with a capital gain of SEK 36 M.

Operating income in the comparative period included a total of SEK 209 M for discontinued operations.

Capitalization of interest expenses in ongoing projects totaled SEK 18 M (20).

Income after financial items amounted to SEK 2,676 M (2,476). Taxes for the report period amounted to SEK -670 M (-643), equivalent to a tax rate of about 25 (26) percent. This year's comparatively low tax rate is explained, among other things, by a beneficial country mix viewed from a tax standpoint as well as a low tax burden on property divestments in the form of companies. Profit for the period amounted to SEK 2,006 M (1,833). Earnings per share for the period amounted to SEK 4.77 (4.37).

Investments and divestments

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005
Investments	-3,917	-3,588	-2,470	-2,138
Divestments	5,179	6,248	3,248	3,537
Net investments[1]	1,262	2,660	778	1,399
1 Of which strategic investments/divestments	6	297	4	312

In the Construction business stream, investments declined to SEK -845 M (-1,105). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -501 M (-430). In Residential Development, investments rose to SEK -2,233 M (-1,668). Net investments in this business stream were SEK -19 M (478). In Commercial Development, investments increased to SEK -690 M (-520). Divestments in the form of sale of completed properties and ongoing projects shrank to SEK 2,543 M (3,128). Net divestments in Commercial Development totaled SEK 1,853 M (2,608). Investments in Infrastructure Development totaled SEK -148 M (-275) and divestments SEK 79 M (8). During the first quarter Skanska divested part of its shareholding in Maputo harbor, Mozambique, and during the second quarter Skanska divested its holding in the Bridgend prison in Wales.

The Group's total investments amounted to SEK -3,917 M (-3,588). Divestments totaled SEK 5,179 M (6,248), and the Group's net divestments amounted to SEK 1,262 M (2,660).

Operating cash flow and change in interest-bearing net debt/receivables

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005
Cash flow from business operations and net strategic investments by business stream				
Construction	220	-1,588	251	-64
Residential Development	222	1,008	257	783
Commercial Development	1,748	2,777	1,480	547
Infrastructure Development	-105	-335	-62	-162
Central och eliminations	-510	-363	-194	-176
Discontinued operations	-	30	-	168
Cash flow before taxes, financial operations and dividends	**1,575**	**1,529**	**1,732**	**1,096**
Taxes paid	-847	-1,069	-386	-246
Net interest items and other financial items	193	-87	165	-15
Dividend etc.	-2,731	-1,677	-2,732	-1,675
Cash flow before change in interest-bearing assets and liabilities	**-1,810**	**-1,304**	**-1,221**	**-840**
Translation differences, net receivables/net debt	-176	120	-137	99
IAS 19	139	-53	-132	-33
Reclassification, interest-bearing net receivables/net debt	-35	306	0	193
Interest-bearing liabilities acquired/divested	0	121	0	150
Other changes, interest-bearing net receivables/net debt	-97	-6	-46	18
Change in interest-bearing net receivables/net debt	**-1,979**	**-816**	**-1,536**	**-413**

Cash flow before taxes, financing activities and dividends was higher than in the first half of 2005, amounting to SEK 1,575 M (1,529).

In Construction, cash flow in the first half is normally weak. During the first half of 2006, cash flow amounted to SEK 220 M (-1,588). The second quarter included a positive cash flow effect of about SEK 1 billion due to the financial close for the Barts and The London hospital project. The weaker cash flow in the year-earlier period was partly related to project loss impairments recognized in the U.K. and the U.S. during the fourth quarter of 2004. In Residential Development, cash flow declined to SEK 222 M (1,008), primarily as a consequence of increased investments in land for new development. Commercial Development reported a cash flow amounting to SEK 1,748 M (2,777). The decline was mainly an effect of lower divestment volume of projects and completed properties as well as increased investments in ongoing projects. In Infrastructure Development, cash flow from business operations totaled SEK -105 M (-335). During the report period, Skanska made two divestments of holdings in projects. Investments in the form of equity and subordinated receivables in the project portfolio were larger during the comparative period.

Taxes paid amounted to SEK -847 M (-1,069). During the comparative period, among other things Skanska made a supplementary tax payment of SEK 600 M related to the withdrawal of tax allocation reserves. Dividends and adjustments of minority interest amounted to SEK -2,731 M (-1,677). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -1,810 M (-1,304).

Financial position

During the report period, the Group's interest-bearing net cash surplus shrank by SEK 1,979 M, amounting to SEK 9,132 M at the end of June (December 31, 2005: 11,111). Interest-bearing loans plus interest-bearing pensions totaled SEK 5.3 billion (December 31, 2005: 5.9). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 2.4 billion (December 31, 2005: 2.6).

At the end of the period, capital employed amounted to SEK 22.7 billion (December 31, 2005: 24.5).

The equity of the Group totaled SEK 17.5 billion (December 31, 2005: 18.6). The net debt/equity ratio amounted to -0.5 (December 31, 2005: -0.6) and the equity/assets ratio was 25.6 percent (December 31, 2005: 26.1).

Total assets in the consolidated balance sheet declined to SEK 68.3 billion (December 31, 2005: 71.3). Currency rate effects explain SEK 1.9 billion of the decrease.

The carrying amount of current-asset properties totaled SEK 10.4 billion (December 31, 2005: 10.5), of which Commercial Development current-asset properties accounted for SEK 5.2 billion (December 31, 2005: 5.8). See the table on page 14.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Jun 2006	Jan-Jun 2005	Jun 30 2006	Jun 30 2005	Dec 31 2005
U.S. dollar	7.59	7.12	7.27	7.82	7.94
British pound	13.57	13.33	13.35	14.02	13.67
Norwegian crown	1.18	1.12	1.16	1.19	1.17
Euro	9.33	9.14	9.24	9.42	9.39

Personnel

The average number of employees in the Group was 55,120 (53,981).

Parent Company

Net sales of the Parent Company during the period January-June were SEK 0 (0). Operating income amounted to SEK -217 M (-169). Income after financial items totaled SEK 2,250 M (1,032). The average number of employees in the Parent Company was 65 (56).

Accounting principles

This interim report has been prepared in accordance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2005.

Financial reports about 2006

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports related to 2006 will be published on the following dates:

November 2, 2006 Nine Month Report

February 15, 2007 Year-end Report

Solna, July 27, 2006

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

TOTAL GROUP

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	58,914	56,400	32,111	30,916	127,181	124,667
Cost of sales	-53,120	-50,969	-28,584	-28,045	-115,553	-113,402
Gross income	**5,794**	**5,431**	**3,527**	**2,871**	**11,628**	**11,265**
Selling and administrative expenses	-3,343	-3,277	-1,675	-1,737	-6,752	-6,686
Income from divestments of discontinued operations	0	180	0	180	4	184
Income from joint ventures and associated companies	116	74	105	51	279	237
Operating income	**2,567**	**2,408**	**1,957**	**1,365**	**5,159**	**5,000**
Financial income [1]	202	145	93	29	387	330
Financial expenses [1]	-93	-77	-42	-17	-226	-210
Income from associated companies [1]	0	0	0	0	0	0
Net financial items	**109**	**68**	**51**	**12**	**161**	**120**
Income after financial items	**2,676**	**2,476**	**2,008**	**1,377**	**5,320**	**5,120**
Taxes	-670	-643	-496	-357	-1,257	-1,230
Profit for the period	**2,006**	**1,833**	**1,512**	**1,020**	**4,063**	**3,890**
Attributable to:						
Equity holders	1,998	1,828	1,504	1,018	4,049	3,879
Minority interest	8	5	8	2	14	11
Key financial figures						
Earnings per share, SEK	4.77	4.37	3.59	2.43	9.67	9.27
Average number of shares	418,701,017	418,553,072	418,701,017	418,553,072	418,701,017	418,553,072
Number of own shares	4,500,000	0	4,500,000	0	4,500,000	0
Average number of own shares [2]	1,960,274	0	1,960,274	0	1,960,274	0
Depreciation, non-current assets	-554	-513	-269	-258	-1,114	-1,073
Impairment loss, goodwill	0	-94	0	-94	-14	-108
Return on capital employed, % [2]	23.9	23.5			0.0	23.3
Return on equity, % [2]	23.3	24.2			0.0	22.4
Average number of employees	55,120	53,981			0	53,806

1 of which

Interest income	156	138	82	57	326	308
Interest expenses	-43	-65	-17	-11	-115	-137
Net interest	113	73	65	46	211	171
Change in fair value	-48	7	-41	-24	-36	19
Other net financial items	44	-12	27	-10	-14	-70
Net financial items	109	68	51	12	161	120

2 Rolling 12 months

Continuing operations

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	58,914	55,983	32,111	30,719	127,037	124,106
Cost of sales	-53,120	-50,638	-28,584	-27,889	-115,434	-112,952
Gross income	**5,794**	**5,345**	**3,527**	**2,830**	**11,603**	**11,154**
Selling and administrative expenses	-3,343	-3,220	-1,675	-1,712	-6,716	-6,593
Income from divestments of discontinued operations	0	0	0	0	0	0
Income from joint ventures and associated companies	116	74	105	51	279	237
Operating income	**2,567**	**2,199**	**1,957**	**1,169**	**5,166**	**4,798**
Net financial items	109	82	51	19	172	145
Income after financial items	**2,676**	**2,281**	**2,008**	**1,188**	**5,338**	**4,943**
Taxes	-670	-632	-496	-376	-1,278	-1,240
Profit for the period	**2,006**	**1,649**	**1,512**	**812**	**4,060**	**3,703**
Earnings per share, SEK	4.77	3.93	3.59	1.93	9.66	8.82

Discontinued operations

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	-	417	-	198	144	561
Cost of sales	-	-331	-	-157	-119	-450
Gross income	-	**86**	-	**41**	**25**	**111**
Selling and administrative expenses	-	-57	-	-25	-36	-93
Income from divestments of discontinued operations	-	180	-	180	4	184
Income from joint ventures and associated companies	-	0	-	0	0	0
Operating income	-	**209**	-	**196**	**-7**	**202**
Net financial items	-	-14	-	-7	-11	-25
Income after financial items	-	**195**	-	**189**	**-18**	**177**
Taxes	-	-11	-	19	21	10
Profit for the period	-	**184**	-	**208**	**3**	**187**
Earnings per share, SEK	-	0.44	-	0.50	0.01	0.45

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Cash flow from operating activities	1,459	938	1809	1014	7,228	6,707
Cash flow from investing activities	-1,724	549	-1219	959	-2,596	-323
Cash flow from financing activities	-3,039	-1585	-2558	-1414	-4,200	-2,746
Cash flow for the period	**-3,304**	**-98**	**-1968**	**559**	**432**	**3,638**

of which discontinued operations SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Cash flow from operating activities	-	-171	-	-35	7	-164
Cash flow from investing activities	-	233	-	197	210	443
Cash flow from financing activities	-	139	-	38	62	201
Cash flow for the period	**-**	**201**	**-**	**200**	**279**	**480**

CHANGES IN EQUITY SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Opening balance	18,587	16,357	16,540	17,397	17,496	16,357
Attributable to equity holders						
Dividend	-2,721	-1,674	0	-1,674	-2,721	-1,674
Translation differences	-423	1,060	-437	774	-348	1,135
Effects of actuarial gains and losses on pensions, IAS 19	116	-45	-91	-27	-1,029	-1,190
Equity-settled share-based payments, IFRS 2	4	0	1	0	16	12
Effects of IAS 39 hedge accounting	-99	-35	-53	7	-12	52
Change, minority interest	-11	0	-13	-1	-6	5
Profit for the period attributable to						
Equity holders	1,998	1,828	1,504	1,018	4,049	3,879
Minority	8	5	8	2	14	11
Closing balance	**17,459**	**17,496**	**17,459**	**17,496**	**17,459**	**18,587**

Group net investments

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
OPERATIONS - INVESTMENTS						
Intangible assets	-22	-9	-4	-7	-59	-46
Property, plant and equipment	-707	-823	-418	-522	-1,339	-1,455
Assets in Infrastructure Development operations	-147	-275	-115	-135	-348	-476
Shares and participations	0	0	0	2	-3	-3
Current-asset properties	-3,036	-2,434	-1,933	-1,466	-5,558	-4,956
of which Residential Development	*-2,235*	*-1,660*	*-1,498*	*-1,020*	*-3,756*	*-3,181*
of which Commercial Development	*-690*	*-518*	*-323*	*-302*	*-1,307*	*-1,135*
of which other commercial properties	*-111*	*-256*	*-112*	*-144*	*-495*	*-640*
Investments	**-3,912**	**-3,541**	**-2,470**	**-2,128**	**-7,307**	**-6,936**
OPERATIONS - DIVESTMENTS						
Intangible assets	5	3	0	1	6	4
Property, plant and equipment	118	300	54	179	431	613
Assets in Infrastructure Development operations	79	8	69	8	106	35
Shares and participations	3	1	0	-1	3	1
Current-asset properties	4,963	5,592	3,121	3,028	8,771	9,400
of which Residential Development	*2,247*	*2,139*	*1,119*	*1,145*	*4,258*	*4,150*
of which Commercial Development	*2,543*	*3,128*	*1,937*	*1,614*	*3,845*	*4,430*
of which other commercial properties	*173*	*325*	*65*	*269*	*668*	*820*
Divestments	**5,168**	**5,904**	**3,244**	**3,215**	**9,317**	**10,053**
Net investments in operations	**1,256**	**2,363**	**774**	**1,087**	**2,010**	**3,117**
STRATEGIC INVESTMENTS						
Businesses	-5	-47	0	-10	-8	-50
Shares and participations	0	0	0	0	0	0
Strategic investments	**-5**	**-47**	**0**	**-10**	**-8**	**-50**
STRATEGIC DIVESTMENTS						
Businesses	0	313	0	306	224	537
Shares and participations	11	31	4	16	21	41
Strategic divestments	**11**	**344**	**4**	**322**	**245**	**578**
Net strategic investments	**6**	**297**	**4**	**312**	**237**	**528**
TOTAL NET INVESTMENTS	**1,262**	**2,660**	**778**	**1,399**	**2,247**	**3,645**
Depreciation, non-current assets	-554	-513	-269	-258	-1,114	-1,073

Consolidated operating cash flow statement

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Cash flow from business operations before change in working capital	1,508	1,117	897	518	3,704	3,313
Change in working capital	-1,211	-1,985	117	170	1,230	456
Net investments in business operations	1,256	2,363	774	1,087	2,010	3,117
Cash flow adjustment, net investments	16	-263	-60	-991	222	-57
Taxes paid in business operations	-789	-1,094	-336	-250	-1,170	-1,475
Cash flow from business operations	**780**	**138**	**1,392**	**534**	**5,996**	**5,354**
Net interest items and other financial items	193	-87	165	-15	160	-120
Taxes paid in financing operations	-58	26	-50	4	-48	36
Cash flow from financing operations	**135**	**-61**	**115**	**-11**	**112**	**-84**
CASH FLOW FROM OPERATIONS	**915**	**77**	**1,507**	**523**	**6,108**	**5,270**
Net strategic investments	6	297	4	312	237	528
Taxes paid on net strategic investments	0	-1	0	0	0	-1
Cash flow from net strategic investments	**6**	**296**	**4**	**312**	**237**	**527**
Dividend etc.	-2,731	-1,677	-2,732	-1,675	-2,729	-1,675
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING ASSETS AND LIABILITIES	**-1,810**	**-1,304**	**-1,221**	**-840**	**3,616**	**4,122**
Change in interest-bearing assets and liabilities	-1,494	1,206	-747	1,399	-3,184	-484
CASH FLOW FOR THE PERIOD	**-3,304**	**-98**	**-1,968**	**559**	**432**	**3,638**
Cash and cash equivalents at the beginning of the period	13,678	8,868	12,273	8,311	9,087	8,868
Reclassification in cash and cash equivalents	0	-8	0	4	759	751
Exchange rate differences in cash and cash equivalents	-222	325	-153	213	-126	421
Cash and cash equivalents at the end of the period	**10,152**	**9,087**	**10,152**	**9,087**	**10,152**	**13,678**
Change in interest-bearing net receivables/net debt	-1,979	-816	-1,536	-413	2,719	3,882

Balance sheet

SEK M	Jun 30 2006	Jun 30 2005	Dec 31 2005
ASSETS			
Non-current assets			
Property, plant and equipment	5,156	5,429	5,243
Goodwill	4,074	4,204	4,154
Intangible assets	570	575	644
Investments in joint ventures and associated companies	1,744	1,511	1,834
Financial non-current assets [1, 3]	2,086	1,059	1,236
Deferred tax assets	1,438	1,723	2,263
Total non-current assets	**15,068**	**14,501**	**15,374**
Current assets			
Current-asset properties [2]	10,397	10,938	10,482
Inventories	472	635	501
Financial current assets [3]	2,396	1,991	2,260
Tax assets	920	574	349
Gross amount due from customers for contract work	6,140	6,018	5,610
Trade and other receivables	22,784	23,901	22,985
Cash equivalents	3,643	1,906	3,095
Cash	6,509	7,181	10,583
Assets classified as held for sale	0	742	72
Total current assets	**53,261**	**53,886**	**55,937**
TOTAL ASSETS	**68,329**	**68,387**	**71,311**
of which interest-bearing non-current assets	*1,976*	*813*	*1,070*
of which interest-bearing assets held for sale	*0*	*8*	*2*
of which other interest-bearing current assets	*12,427*	*11,024*	*15,903*
Total interest-bearing assets	*14,403*	*11,845*	*16,975*
EQUITY			
Equity attributable to equity holders	17,329	17,374	18,454
Minority interest	130	122	133
Total equity	**17,459**	**17,496**	**18,587**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	2,285	2,922	2,424
Pensions	2,281	1,151	2,407
Deferred tax liabilities	2,393	2,528	2,831
Non-current provisions	148	124	143
Total non-current liabilities	**7,107**	**6,725**	**7,805**
Current liabilities			
Financial current liabilities [3]	656	1,530	1,080
Tax liabilities	657	1,035	595
Current provisions	2,808	2,615	3,200
Gross amount due to customers for contract work	12,745	12,061	11,782
Trade and other payables	26,897	26,622	28,220
Liabilities classified as held for sale	0	303	42
Total current liabilities	**43,763**	**44,166**	**44,919**
TOTAL EQUITY AND LIABILITIES	**68,329**	**68,387**	**71,311**
of which interest-bearing financial liabilities	*2,842*	*4,228*	*3,286*
of which interest-bearing pensions and provisions	*2,429*	*1,194*	*2,570*
of which interest-bearing liabilities held for sale	*0*	*10*	*8*
Total interest-bearing liabilities	*5,271*	*5,432*	*5,864*

Key financial figures

Capital employed, closing balance	22,730	22,928	24,451
Capital employed, average	22,934	22,754	22,850
Equity/assets ratio, %	25.6	25.6	26.1
Interest-bearing net receivables (+)/net debt (-), SEK m	9,132	6,413	11,111
Debt/equity ratio	-0.5	-0.4	-0.6

1 of which shares	93	106	59
2 Current-asset properties			
Commercial Development	5,161	6,180	5,804
Other commercial properties	1,093	1,335	1,396
Residential Development	4,143	3,423	3,282
	10,397	10,938	10,482

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included with the following amounts:

Financial non-current assets	17	140	107
Financial current assets	121	55	35
Financial non-current liabilities	3	156	22
Financial current liabilities	98	68	196

Note Contingent liabilities

Contingent liabilities amounted to SEK 8.2 billion on June 30, 2006 (Dec 31, 2005: 9.1). During the first half of 2006 the liabilities decreased by SEK 0.9 billion.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 34 in the Annual Report of 2005. No important events occurred during the second quarter of 2006.

Additional information

Business streams

Construction

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	54,606	51,236	29,184	28,468	119,325	115,955
Gross income	**3,987**	**3,368**	**2,173**	**1,821**	**8,907**	**8,288**
Selling and administrative expenses	-2,716	-2,622	-1,338	-1,391	-5,531	-5,437
Income from joint ventures and associated companies	23	19	16	10	51	47
Operating income	**1,294**	**765**	**851**	**440**	**3,427**	**2,898**
Investments	-845	-1,105	-534	-667	-1,869	-2,129
Divestments	344	675	128	480	1,111	1,442
Net investments	**-501**	**-430**	**-406**	**-187**	**-758**	**-687**
Cash flow from operations before investments and change in working capital	1,882	1,348	1,161	804	4,399	3,865
Change in working capital	-1,205	-2,508	-522	-633	1,274	-29
Net investments in operations	-508	-440	-411	-214	-718	-650
Cash flow adjustment, net investments	45	2	19	-48	19	-24
Operating cash flow from business operations [1]	214	-1,598	247	-91	4,974	3,162
Strategic net investments	6	10	4	27	-41	-37
Cash flow	**220**	**-1,588**	**251**	**-64**	**4,933**	**3,125**
Gross margin, %	7.3	6.6	7.4	6.4	7.5	7.1
Selling and administrative expenses, %	-5.0	-5.1	-4.6	-4.9	-4.6	-4.7
Operating margin %	2.4	1.5	2.9	1.5	2.9	2.5
Capital employed, SEK bn	2.5	5.8				4.0
Return on capital employed (RoCE), % [2]	80.5	31.3				58.2
Order bookings, SEK bn	71.5	50.7	44.1	27.3	137.4	116.6
Order backlog, SEK bn	138.0	126.2				128.6
Employees	54,005	52,416				52,533

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential development

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	3,473	2,931	1,834	1,502	6,655	6,113
Gross income	**528**	**449**	**296**	**228**	**1,007**	**928**
Selling and administrative expenses	-218	-170	-119	-86	-382	-334
Income from joint ventures and associated companies	28	0	19	0	45	17
Operating income	**338**	**279**	**196**	**142**	**670**	**611**
Investments	-2,233	-1,668	-1,497	-1,024	-3,760	-3,195
Divestments	2,214	2,146	1,110	1,150	4,219	4,151
Net investments	**-19**	**478**	**-387**	**126**	**459**	**956**
Cash flow from operations before investments and change in working capital	-97	-189	-70	-139	-90	-182
Change in working capital	370	858	800	846	-200	288
Net investments in operations	-19	478	-387	126	460	957
Cash flow adjustment, net investments	-32	-139	-86	-50	134	27
Operating cash flow from business operations [1]	222	1,008	257	783	304	1,090
Strategic net investments	0	0	0	0	-2	-2
Cash flow	**222**	**1,008**	**257**	**783**	**302**	**1,088**
Operating margin, %	9.7	9.5	10.7	9.5	10.1	10.0
Capital employed, SEK bn	3.0	2.3				2.5
Return on capital employed (RoCE), % [2]	25.9	20.9				23.8
Employees	652	635				582

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	2,729	3,550	2,027	1,699	4,254	5,075
Gross income	**1,254**	**1,497**	**994**	**753**	**1,720**	**1,963**
Selling and administrative expenses	-115	-107	-60	-53	-236	-228
Income from joint ventures and associated companies	0	1	0	0	4	5
Operating income	**1,139**	**1,391**	**934**	**700**	**1,488**	**1,740**
of which gain from divestments of properties[1]	1,165	1,197	956	721	1,519	1,551
of which operating net, completed properties [2]	68	274	25	24	144	350
of which write-downs/reversal of write-downs	0	0	0	0	0	0
			0	**0**		
Investments	-690	-520	-323	-302	-1,308	-1,138
Divestments	2,543	3,128	1,937	1,614	3,845	4,430
Net investments	**1,853**	**2,608**	**1,614**	**1,312**	**2,537**	**3,292**
Cash flow from operations before investments and change in working capital	-24	192	-30	-22	-58	172
Change in working capital	-85	103	-112	151	16	189
Net investments in operations	1,853	2,608	1,614	1,311	2,537	3,292
Cash flow adjustment, net investments	3	-126	8	-893	69	-60
Operating cash flow from business operations [3]	1,748	2,777	1,480	547	2,564	3,593
Strategic investments	0	0	0	0	0	0
Cash flow	**1,748**	**2,777**	**1,480**	**547**	**2,564**	**3,593**
Capital employed, SEK bn	5.9	7.0				6.0
Return on capital employed (RoCE), % [4]	24.0	26.8				25.1
Employees	130	124				125

1 Additional gain included in eliminations was	40	29	40	25	86	75

2 After selling and administrative expenses

3 Before taxes, financing operations and dividends

4 Rolling 12 months

Infrastructure Development

SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Revenue	105	8	81	2	150	53
Gross income	**32**	**-21**	**40**	**-19**	**6**	**-47**
Selling and administrative expenses	-80	-46	-45	-27	-157	-123
Income from joint ventures and associated companies	58	52	67	40	167	161
Operating income	**10**	**-15**	**62**	**-6**	**16**	**-9**
of which gains from divestments of projects	38	0	36	0	52	14
	0					
Investments	-148	-275	-117	-135	-349	-476
Divestments	79	8	69	8	106	35
Net investments	**-69**	**-267**	**-48**	**-127**	**-243**	**-441**
Cash flow from operations before investments and change in working capital	-3	-50	25	-28	-83	-130
Change in working capital	-33	-18	-39	-7	-85	-70
Net investments in operations	-69	-267	-48	-127	-243	-441
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations [1]	-105	-335	-62	-162	-411	-641
Strategic investments	0	0	0	0	0	0
Cash flow	**-105**	**-335**	**-62**	**-162**	**-411**	**-641**
Capital employed, SEK bn	2.4	2.1				2.5
Return on capital employed (RoCE), % [2]	2.1	1.2				-0.1
Employees	136	48				66

1 Before taxes, financing operations and dividends

2 Rolling 12 months

At the end of the report period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development operations totaled about SEK 2.3 billion (1.8). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.0 billion, with a present value of about SEK 0.6 billion. In addition to this, after the end of the report period Skanska completed the financial close of another project that involves a further investment obligation of about SEK 21 M. At the end of 2005, an appraisal of the project portfolio was carried out. External specialists scrutinized the appraisal of projects equivalent to 75 percent of the value of the portfolio and concluded that the market value of the projects at the Group level exceeded their carrying amount by about SEK 2.7 billion (December 31, 2004: 0.9) after subtracting the present value of remaining investment obligations. Divestments of holdings in projects during the period were made at prices averaging 26 percent above the market values assigned at year-end 2005.

Construction, by business/reporting unit

	Revenue					
SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Sweden	11,266	10,120	5,917	5,833	23,287	22,141
Norway	5,413	5,313	2,726	2,872	10,602	10,502
Denmark	1,736	1,973	886	1,044	4,148	4,385
Finland	3,624	3,516	2,063	2,049	8,474	8,366
Poland	2,078	1,512	1,356	913	5,648	5,082
Czech Republic	4,352	4,197	2,791	2,606	10,458	10,303
UK	5,755	4,440	3,094	2,292	12,076	10,761
USA Building	14,170	13,619	7,123	7,128	30,495	29,944
USA Civil	4,190	4,026	2,235	2,219	9,579	9,415
Latin America	1,758	1,674	818	956	3,663	3,579
International [1]	264	846	175	556	895	1,477
Total	**54,606**	**51,236**	**29,184**	**28,468**	**119,325**	**115,955**

	Operating income						Operating margin, %					
SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Sweden	423	312	251	232	998	887	3.8	3.1	4.2	4.0	4.3	4.0
Norway	198	147	110	94	476	425	3.7	2.8	4.0	3.3	4.5	4.0
Denmark	-13	42	-22	25	-5	50	-0.7	2.1	-2.5	2.4	-0.1	1.1
Finland	54	58	46	48	218	222	1.5	1.6	2.2	2.3	2.6	2.7
Poland	27	-23	29	-25	196	146	1.3	-1.5	2.1	-2.7	3.5	2.9
Czech Republic	134	197	134	149	403	466	3.1	4.7	4.8	5.7	3.9	4.5
UK	264	146	190	67	488	370	4.6	3.3	6.1	2.9	4.0	3.4
USA Building	107	100	56	52	246	239	0.8	0.7	0.8	0.7	0.8	0.8
USA Civil	114	-240	79	-253	255	-99	2.7	-6.0	3.5	-11.4	2.7	-1.1
Latin America	54	50	7	29	158	154	3.1	3.0	0.9	3.0	4.3	4.3
International [1]	-68	-24	-29	22	-6	38	-25.8	-2.8	-16.6	4.0	-0.7	2.6
Total	**1,294**	**765**	**851**	**440**	**3,427**	**2,898**	**2.4**	**1.5**	**2.9**	**1.5**	**2.9**	**2.5**

	Order backlog			Order bookings					
SEK M	Jun 30 2006	Jun 30 2005	Dec 31 2005	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005-Jun 2006	Jan-Dec 2005
Sweden	17,887	15,713	16,004	12,981	10,260	6,245	5,272	24,808	22,087
Norway	8,408	6,792	8,631	5,253	4,307	2,116	2,592	12,299	11,353
Denmark	2,780	2,546	2,172	2,385	1,935	1,091	946	4,352	3,902
Finland	6,785	5,858	5,879	4,570	4,249	2,472	2,673	9,403	9,082
Poland	7,367	4,561	7,143	2,715	1,953	1,318	856	8,387	7,625
Czech Republic	14,139	13,767	12,493	5,981	4,120	2,596	3,201	10,428	8,567
UK	29,607	15,902	17,412	18,565	5,581	16,564	881	26,799	13,815
USA Building	29,965	39,204	36,663	12,205	9,955	7,160	4,679	25,408	23,158
USA Civil	16,731	16,464	18,381	4,076	5,978	2,711	4,187	11,277	13,179
Latin America	3,751	3,800	3,138	2,593	1,853	1,620	1,440	3,820	3,080
International [1]	560	1,611	656	196	536	185	579	365	705
Total	**137,980**	**126,218**	**128,572**	**71,520**	**50,727**	**44,078**	**27,306**	**137,346**	**116,553**

1 International includes operations in Russia, International Projects and UK International.

Residential Development, by business/reporting unit

	Revenue						Operating income[1]					
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun	Jul 2005-	Jan-Dec	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun	Jul 2005-	Jan-Dec
SEK M	2006	2005	2006	2005	Jun 2006	2005	2006	2005	2006	2005	Jun 2006	2005
Sweden	1,333	1,091	720	596	2,636	2,394	120	73	72	42	243	196
Norway	793	674	427	290	1,462	1,343	76	61	46	26	147	132
Denmark	138	-	79	-	59	-	9	-	4	-	9	-
Finland	841	832	390	446	1,625	1,616	112	85	59	46	222	195
Poland	-	45	-	24	69	114	-	0	-	1	16	16
Czech Republic	205	192	133	95	429	416	33	58	21	25	61	86
International [2]	163	97	85	51	296	230	-12	2	-6	2	-28	-14
Total	**3,473**	**2,931**	**1,834**	**1,502**	**6,655**	**6,113**	**338**	**279**	**196**	**142**	**670**	**611**

	Operating margin, %[1]						Return on capital employed[3]		
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun	Jul 2005-	Jan-Dec	Jul 2005-	Jul 2004-	Jan-Dec
SEK M	2006	2005	2006	2005	Jun 2006	2005	Jun 2006	Jun 2005	2005
Sweden	9.0	6.7	10.0	7.0	9.2	8.2	>100	33.5	>100
Norway	9.6	9.1	10.8	9.0	10.1	9.8	12.5	9.8	12.0
Denmark	6.5	-	5.1	-	15.3	-	4.6	-	-
Finland	13.3	10.2	15.1	10.3	13.7	12.1	26.2	28.6	27.5
Poland	-	0.0	-	4.2	23.2	14.0	45.8	2.0	21.5
Czech Republic	16.1	30.2	15.8	26.3	14.2	20.7	21.2	46.1	31.8
International [2]	-7.4	2.1	-7.1	3.9	-9.5	-6.1	-15.0	3.3	-15.7
Total	**9.7**	**9.5**	**10.7**	**9.5**	**10.1**	**10.0**	**25.9**	**20.9**	**23.8**

1 Development profit only. Construction margin reported under Construction.
2 International includes operations in Russia and International projects
3 Rolling 12 months

At the end of the report period, there were 6,830 (5,572) residential units under construction. Of these, 83 (75) percent were sold. The number of completed unsold residential units totaled 135 (301). During the first half, construction started on 2,534 (2,110) units. In the Nordic countries, the number of residential units started was 2,291 (2,084), while in other markets they totaled 243 (26). The number of residential units sold during the period was 2,462 (2,441). In the Nordic countries, the number of units sold totaled 1,909 (2,118), while sales of residential units in other markets rose to 553 (323).

The carrying amount of current-asset properties in Residential Development totaled SEK 4.1 billion (December 31, 2005). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was 3.2 billion. This was equivalent to building rights for about 15,000 residential units. There were also about 3,300 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, June 30, 2006

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	235	2,508	91	2,834
Ongoing projects	735	874	20	1,629
Land bank	3,173	1,779	982	5,934
Total	**4,143**	**5,161**	**1,093**	**10,397**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value Dec 31, 2005	Occupancy rate, %
Completed properties	2,508	2,508	3,314	73
Ongoing projects	874	2,428	3,116	46
Subtotal	**3,382**	**4,936**	**6,430**	
Land bank	1,779	1,779		
Total	**5,161**	**6,715**		

Commercial Development has 12 projects underway, 10 of them in Sweden. Ongoing projects represent leasable space of about 141,000 sq. m (1,518,000 sq. ft.) and were 46 percent pre-leased, measured in rent. Including the three ongoing projects that were sold during construction, leasable space totals 156,000 sq. m (1,680,000 sq. ft.), of which a total of 49 percent was pre-leased. At the end of the report period, the carrying amount of ongoing projects was SEK 0.9 billion (December 31, 2005: 0.4). Their carrying amount upon completion is expected to total SEK 2.4 billion, with an estimated market value of SEK 3.1 billion. The degree of completion in ongoing projects was about 36 percent.

The carrying amount of Skanska's portfolio of completed properties amounted to SEK 2.5 billion (December 31, 2005: 3.4), with an estimated market value, based on an appraisal dated December 2005, of about SEK 3.3 billion (December 31, 2005: 4.8). The occupancy rate, measured in rent, amounted to 73 percent.

The carrying amount of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 1.8 billion (December 31, 2005: 2.0).